EXHIBIT 1

JOINT FILING STATEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13D Amendment No. 2 filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of the common shares, par value $0.001 per share, of ChromaDex Corporation, is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 4, 2010

Black Sheep, FLP, a California family limited partnership

By:	/s/ Frank L. Jaksch, Jr.
Name:	Frank L. Jaksch, Jr.
Title:	General Partner

/s/ Frank L. Jaksch, Jr
Frank L. Jaksch, Jr.

/s/ Tricia A. Jaksch
Tricia A. Jaksch

Jaksch Family Trust

By:	/s/ Frank L. Jaksch, Jr
Name:	Frank L. Jaksch, Jr.
Title:	Authorized signatory